February 19, 2013 08:05 ET

Stellar Biotechnologies Exceeds Aquaculture Capacity Goals

Facility Expansion and Cultivation Innovations Ensure Supply Leadership

PORT HUENEME, CA--(Marketwire - Feb 19, 2013) - Stellar Biotechnologies, Inc. ("Stellar" or "the Company") (OTCQB: SBOTF) (TSX VENTURE: KLH) today announced that the Company exceeded its 2012 plan to increase key stages of its aquaculture capacity to prepare for future demand for Keyhole Limpet Hemocyanin (KLH).

For the year ending 2012, Stellar exceeded its aquaculture hatchery goal by nearly 30%, the combined result of expanded facilities and new methods related to the cultivation of the Giant Keyhole Limpet (Megathura crenulata).

The Giant Keyhole Limpet is a scarce sea mollusk and the sole source for KLH, a vitally important, immune-stimulating protein.

Following expansion of Stellar's physical plant in 2011, the Company developed new and proprietary methods for cultivating limpets that ensures unprecedented survival rates of this important natural resource. Stellar's hatchery innovations and controlled conditions have optimized the Company's production; increasing yields and setting the stage for long-term KLH capacity while reducing environmental impact.

The net result, given sufficient funding, is to accelerate Stellar's projected KLH production capacity to as much as 5 kilograms per year within the next four years, to 20 kilograms per year a few years later.

"This positions Stellar as the only company that will be capable of supplying GMP grade KLH that can meet the anticipated long-term demand within the pharmaceutical industry," said Frank Oakes, President and CEO. "This is a testament to our customer focus and operational excellence."

"Exceeding aquaculture capacity ahead of schedule means we will be prepared to ensure scalable supplies of the highest quality KLH for our pharmaceutical partners," said Brandon Lincicum, Stellar Executive Director of Aquaculture.

For more information:

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.com.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (OTCQB: SBOTF) (TSX VENTURE: KLH) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Forward Looking Statements

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of these releases.

Contact Information

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Contacts:

Stellar Biotechnologies, Inc.

Darrell Brookstein

Executive VP, Corporate Development and Finance

Email: dbrookstein@stellarbiotech.com

Frank Oakes

Chairman

foakes@stellarbiotech.com

Main +1 (805) 488-2800

Investor Relations:

MZ Group

Mark A. McPartland

Senior Vice President

Phone: 1 212-301-7130

Email: markmcp@mzgroup.us

Web: www.mzgroup.us